LONGDUODUO COMPANY LIMITED

G3-5-8016 Shui’an Town, Ruyi Headquarters Base

Hohhot Economic Development Zone

Inner Mongolia 010000

January 27, 2025

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Jeanne Baker
Terence O’Brien
Nicholas O’Leary
Conlon Danberg

Re:	Longduoduo Company Limited

Form 10-K for the Fiscal Year Ended June 30, 2024

Filed October 15, 2024

File No. 000-56615

Ladies and Gentlemen,

Longduoduo Company Limited (the “Company”) hereby furnishes the following correspondence in response to the Staff’s comment letter dated January 24, 2025 (the “Comment Letter”) regarding the Company’s Annual Report on Form 10-K for the year ended June 30, 2024. Set forth below in italics you will find a copy of the Staff’s comment, followed by the Company’s response.

Form 10-K for the Year Ended June 30, 2023

Part I

Item 1. Business, page 1

1.	We note your disclosure and response to prior comment 6 on your Annual Report on Form 10-K for the Fiscal Year Ended June 30, 2023. We note your disclosure in the Risk Factor section that the Chinese government may intervene or influence your operations at any time, or may exert control over operations of your business, which could result in a material change in your operations and/or the value of your securities. We further note your disclosure that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In your future filings, please provide a summary of this risk factor disclosure in the Summary of Risk Factors section.

Response to Comment 1

As requested, our future filings will provide, in the Summary of Risk Factors section, a summary of our disclosure that the Chinese government may intervene or influence our operations at any time, or may exert control over operations of our business, which could result in a material change in our operations and/or the value of our securities. Our future filings will also provide, in the Summary of Risk Factors section, a summary of our disclosure that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Respectfully submitted,

/s/ Zhou Hongxiao
Chief Executive Officer